Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

May 6, 2025

Re: Concreit Fund I LLC

Amendment No. 4 to

Offering Statement on Form 1-A

Filed March 26, 2025

File No. 024-12457

Dear Sir or Madam:

This letter is submitted on behalf of Concreit Fund I LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated April 4, 2025 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-12457) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on July 2, 2024. The responses provided are based upon information provided by the Company. Each line item below corresponds to the comment number in your letter, followed by our response:

Amendment No. 4 to Form 1-A filed on March 26, 2025

Bonus Program, page 66

1.	Comment:
We note your response to comment 7. Please revise your disclosure to reflect your response.

Response:
We have revised the Bonus Program language on page 66 to reflect our previous response to comment 7.

Statements of Members’ Equity, page F-19

2.	Comment:
Please amend your offering circular to include Statements of Members' Equity within your audited financial statements. Please refer to Item 8-02 of Regulation S-X.

Response:
We appreciate your comment regarding the Statements of Members’ Equity. We have recently completed audited financials as of December 31, 2024 and incorporate these financials in this amendment.

We hope that the responses contained in this letter and the accompanying updated documents are satisfactory to the Staff. Please do not hesitate to call us at 530-400-7784 if you have any questions or if you wish to discuss these matters further.

Sincerely,

Concreit Fund I LLC

/s/ Sean Hsieh
Sean Hsieh
Chief Executive Officer
sean@concreit.com

Enclosures